UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2015

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

1 Hayarden Street • Airport City, Lod 7019900 • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The following documents are attached hereto and incorporated by reference herein:

Exhibit 99.1.	Interim Condensed Consolidated Financial Statements as of June 30, 2015.

Exhibit 99.2.	Operating Results and Financial Review in connection the Interim Condensed Consolidated Financial Statements for the six months ended June 30, 2015.

The Interim Condensed Consolidated Financial Statements of AudioCodes Ltd. as of June 30, 2015 attached as Exhibit 99.1 and the Operating Results and Financial Review in connection with the Interim Condensed Consolidated Financial Statements of AudioCodes Ltd. for the six months ended June 30, 2015 attached as Exhibit 99.2 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form S-8, File No. 333-11894; (ii) the Registrant’s Registration Statement on Form S-8, File No. 333-13268; (iii) the Registrant’s Registration Statement on Form S-8, File No. 333-105473; (iv) the Registrant’s Registration Statement on Form S-8, File No. 333-144825; (v) the Registrant’s Registration Statement on Form S-8, File No. 333-160330; (vi) the Registrant’s Registration Statement on Form S-8, File No. 333-170676; (vii) the Registrant’s Registration Statement on Form S-8, File No. 333-190437; and (viii) the Registrant’s Registration Statement on Form F-3, File No. 333-193209.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ Niran Baruch
Niran Baruch
Vice President Finance and
Chief Accounting Officer

Dated: September 25, 2015

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim Unaudited Condensed Consolidated Financial Statements of AudioCodes Ltd. as of June 30, 2015
99.2	Operating Results and Financial Review in connection with the Interim Condensed Consolidated Financial Statements of AudioCodes Ltd. for the six months ended June 30, 2015